UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd
10 Bressenden Place
London, SW1E 5DH
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F   ☒       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes          No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes           No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Navigator Holdings Ltd. (the “Company”) announced that today it completed the final acquisition in a series of three handysize ethylene carriers that Navigator Gas committed to acquiring to complement the increased export capacity from its Export Terminal Joint Venture, as announced on January 7, 2025 (the “Transaction”).

Following the delivery of the first vessel, renamed Navigator Hyperion, as announced on February 19, 2025, the remaining two vessels, renamed Navigator Titan and Navigator Vesta, were delivered on February 24, 2025, and March 17, 2025, respectively. All three vessels are 17,000 cubic meter capacity liquefied ethylene gas carriers. Navigator Hyperion is currently on charter, while Navigator Titan and Navigator Vesta are expected to soon be operating in the spot market as well.
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated March 17, 2025.
ITEM 2—EXHIBITS
The following exhibits are filed as part of this Report on Form 6-K:
Exhibit No.    Description

99.1    Press Release of Navigator Holdings Ltd., dated March 17, 2025.
THE INFORMATION INCLUDED IN THIS REPORT ON FORM 6-K, INCLUDING THE DOCUMENT ATTACHED HERETO AS EXHIBIT 99.1, IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.
Date: March 17, 2025	By: /s/ John Reay
Name: John Reay
Title: Corporate Secretary